Exhibit 99.3
RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)
     The following table shows the ratios of earnings to fixed charges for TOTAL S.A. (“TOTAL”) and its subsidiaries and affiliates (collectively, the “Group”), computed in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and as adopted by the European Union, for the three months ended March 31, 2009 and 2008 and the fiscal years ended December 31, 2008, 2007, 2006, 2005 and 2004.

	Three Months Ended
	March 31,		Years Ended December 31,
	2009	2008	2008	2007	2006	2005(a)	2004(a)
For the Group (IFRS)	19.75	25.26	20.86	14.06	13.93	18.60	24.69

(a)	2004 and 2005 amounts reflect continuing operations (i.e., excluding Arkema, which was spun-off on May 12, 2006).
     Earnings for the computations above under IFRS were calculated by adding pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, fixed charges and distributed income of equity investees. Fixed charges for the computations above consist of interest (including capitalized interest) on all indebtedness, amortization of debt discount and expense and that portion of rental expense representative of the interest factor.

CAPITALIZATION AND INDEBTEDNESS OF TOTAL
(Unaudited)
     The following table sets out the unaudited consolidated capitalization and long-term indebtedness, as well as short-term indebtedness, of the Group as of March 31, 2009, prepared on the basis of IFRS.

At March 31,
2009
(in millions of euros)
Current financial debt, including current portion of non-current financial debt
Current portion of non-current financial debt	730
Current financial debt	4,041
Current portion of financial instruments for interest rate swaps liabilities	9
Other current financial instruments — liabilities	61

Current financial debt	4,841

Non-current financial debt	19,078
Minority interests	1,004
Shareholders’ equity
Common shares	5,931
Paid-in surplus and retained earnings	55,198
Currency translation adjustment	(3,523)
Treasury shares	(5,009)

Total shareholders’ equity	52,597

Total capitalization and non-current indebtedness	72,679

     As of March 31, 2009, TOTAL had an authorized share capital of 3,413,204,025 ordinary shares with a par value of €2.50 per share, and an issued share capital of 2,372,269,434 ordinary shares (including 143,070,455 treasury shares from shareholders’ equity).
     As of March 31, 2009, approximately 832 M€ of TOTAL’s non-current financial debt was secured and approximately 18,246 M€ was unsecured, and all of TOTAL’s current financial debt of 4,041 M€ was unsecured. As of March 31, 2009, TOTAL had no outstanding guarantees from third parties relating to its consolidated indebtedness. For more information about TOTAL’s commitments and contingencies, see Note 23 of the Notes to TOTAL’s audited consolidated financial statements in its Annual Report on Form 20-F for the year ended December 31, 2008. Since March 31, 2009, Total Capital has issued 962.64 M€ (after swaps) of non-current financial debt.
     Except as disclosed herein, there have been no material changes in the consolidated capitalization, indebtedness and contingent liabilities of TOTAL since March 31, 2009.